Exhibit 16.1

KPMG LLP New Jersey Headquarters 51 John F. Kennedy Parkway Short Hills, NJ 07078-2702

June 14, 2016

Securities and Exchange Commission

Washington, D.C. 20549

Ladies and Gentlemen:

We were previously principal accountants for ZAIS Group Holdings, Inc. and, under the date of March 10, 2016, we reported on the consolidated financial statements of ZAIS Group Holdings, Inc. as of and for the years ended December 31, 2015 and 2014. On June 8, 2016, we were dismissed. We have read ZAIS Group Holdings, Inc.’s statements included under Item 4.01(a) of its Form 8-K dated June 14, 2016, and we agree with such statements, except that we are not in a position to agree or disagree with Zais Group Holdings, Inc.’s statement that the change was approved by the Audit Committee of the Board of Directors.

Very truly yours,

KPMG LLP is a Delaware limited liabllity partnership, the U.S. member firm of KPMG International Cooperative eKPMG International"), a Swiss entity.